Exhibit 99.2

May 25, 2021

Fellow Shareholders,

Our mission is to become a leading global solar power project developer. We are proud of the progress we made in the first quarter, as we delivered solid financial results and operational excellence. Revenue grew 39% from last quarter primarily due to higher contribution from our project development business. Gross margin of 29.9% far exceeded our expectations, and adjusted EBITDA increased more than 250%. Importantly, we reported our fourth consecutive quarter of profitability.

Our solid financial performance was driven by outstanding operating results. First, we completed the sale of a 12.3 MW portfolio of projects in Hungary to Obton, a leading international solar investment company in based in Denmark. Second, we successfully closed the sale of an approximately 10 MW portfolio of solar projects in Utah, USA to Greenbacker Renewable Energy Company. The projects were sold at the "Notice to Proceed" (NTP) stage with very good margin, and Greenbacker will complete the construction and retain long-term ownership. Third, we finalized the signing of the joint venture agreement with Eiffel Investment Group that aims to accelerate the development and financing of ReneSola Power's current and future solar projects across Europe. Our differentiated business model has enabled us to navigate the current supply constrained environment and put us in a position where we are not impacted by the recent short-term material cost increases in the solar supply chain

In addition to solid top-line and bottom-line results, we strengthened our financial position through debt reduction and equity issuance in Q1. Foremost, we reduced short-term borrowings by $31 million, a major achievement for the Company. Additionally, we further shored up the balance sheet, utilizing the strong stock market to raise capital. In Q1, we raised approximately $274 million in net proceeds through a registered direct placement (RDP) of ADS. As a result, we significantly improved our capital structure with a debt-to-assets ratio of 0.19. From a capital allocation perspective, we intend to use the net proceeds to expand our solar project pipeline, further penetrate the solar-plus-storage market, for working capital, and for potential strategic M&A opportunities. We believe the capital infusion will enable us to execute our long-term strategic growth plan as we further consolidate our transformation into an asset-light solar project developer.

Energy storage is a large and growing market, and we remain positive on our storage strategy. The solar storage assets we acquired from Nova Development Management last year are highly complementary to our existing business. Additionally, the acquisition provides us with access to utility projects and development activities in a number of states across the U.S.

Building on the successful acquisition of the energy storage business from Nova, we expect to grow our project pipeline in the solar-plus-storage market. We are actively evaluating opportunities in both solar-plus-storage and independent storage facility solutions in the United States and United Kingdom. We are making good progress, and looking forward to capturing potential market opportunities.

Our expanding pipeline of business activity indicates robust demand for project development, and we remain optimistic about our multi-year growth prospects. In the rest of this letter, we will describe in more detail our strong position today, and prospects for robust growth tomorrow.

Large Market Opportunity

The global solar power project development business is large and yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and globally will become the single largest source of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Europe, the U.S. and China are expected to be the three key markets driving growth of renewables in the next several years.

With our focus on Europe, the U.S., and China, we believe we are strategically positioned for growth. Europe, US and China all have new carbon neutral emission policy target. In Europe, we have major development activities across Poland, Hungary, Spain, France, Germany, and the U.K. In the U.S., our late-stage projects include community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois, and California, and we operate utility projects in North Carolina. In China, our key geographic focus will be in the Yangtze River Delta area, which has attractive electricity tariffs and is one of the major metropolitan areas designated to play a pivotal role in the country’s future economic growth. As discussed previously, we intend to expand our IPP assets by building 100 MW of projects in 2021.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. As of March 31, 2021, our late-stage pipeline was ~1.3 GW, up from 1.0 GW in the fourth quarter of 2020. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects.

Importantly, we are committed to adding incremental project pipeline in our core markets to reach 2GW by the end of 2021. We are confident that we can achieve this target, because our teams around the world are dedicated, skilled, and experienced…and are supported by the foundation of our strong balance sheet.

Pipeline Target	Capacity (MW)
U.S.	500.0
Poland	400.0
Spain	300.0
U.K.	250.0
Germany and Italy	200.0
China	200.0
France	100.0
Hungary	50.0
Total	2,000.0

Q1 2021 Financial Highlights: Solid Profitability and Strengthened Balance Sheet

	Q1’21 ($ millions)	Q4’20 ($ millions)	Q/Q Change
Revenue	$22.8	$16.4	+39%
GAAP gross profit	$6.8	$2.0	+242%
GAAP operating income	$4.1	$0.5	+754%
Non-GAAP operating income	$4.6	$0.2	+1856%
Adjusted EBITDA	$6.1	$1.7	+263%
GAAP net income attributed to ReneSola Power	$0.8	$2.0	-616%
Non-GAAP net income attributed to ReneSola Power	$3.0	($0.4)	N/A

•	Revenue was $22.8 million, up from $16.4 million in Q4 2020;
o	$19.2 million from the Project Development business
o	$3.4 million from the IPP business, primarily from the sale of electricity in China
o	$0.2 million from operations and maintenance
•	Gross margin was 29.9%, compared to 12.1% in Q4 2020 and 6.4% in Q1 2020 which are significant increase;
•	Net income attributed to ReneSola Power was $0.8 million, compared to net loss of $4.4 million in Q1 2020 and $2.0 million in Q4 2020;

•	Non-GAAP[1] net income attributed to ReneSola Power was $3.0 million, compared to non-GAAP net loss of $0.4 million in Q4 2020 and non-GAAP net loss of $2.0 million in Q1 2020;
•	Sold 12.3 MW of projects in Hungary and ~10 MW of solar projects in Utah;

•	Revenue and gross margin breakdown by business segment:

Revenue Breakdown (US$'000)	Q1’21 Revenue	% of total revenue
Project Development	19,208	84.3%
IPP	3,388	14.9%
Others	179	0.8%
Total	22,775	100.0%

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong, ending the first quarter with late-stage projects of approximately 1.3 GW, and about 6 MW under construction. We believe this pipeline portfolio is attractive due to its broad geographic diversification.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
U.S.	340.0	--
Poland	271.0	6.0
U.K.	209.0	--
Spain	180.0	--
China	120.0	--
France	100.0	--
Hungary	42.0	--
Germany	50.0
Total	1,312.0	6.0

1 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

Strong Global Performance and Outlook

United States

Our late-stage projects total 340 MW, of which ~82MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Maine, Illinois and California. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
MN-VOS-2	MN	10.0	Community Solar	Under Development	2021/2022	Project Development
New York	NY	50.0	Community Solar	Under Development	2021/2022	Project Development
Florida	FL	100.0	Utility Scale	Under Development	2022/2023	Project Development
Maine	ME	22.0	DG & Community Solar	Under Development	2021/2022	Project Development
Pennsylvania	PA	70.0	Utility Scale	Under Development	2021/2022	Project Development
California	CA	38.0	DG/Small-scale Utility/ Battery Storage	Under Development	2022/2023	Project Development
Illinois	IL	50.0	Utility Scale	Under Development	2023/2024	Project Development
	Total	340.0

Poland

Business momentum accelerated in recent months. As of March 31, 2021, we had ~271 MW of projects in our development pipeline.

Poland: Late-stage Pipeline	Project	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	8 individual projects, 1MW each	8.0	Ground-mounted	Under Development	2021	Build-Transfer
Auction 2020 Q4	38 individual projects, 1MW each	38.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Auction 2021 Q3	40 individual projects, 1MW each	65.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Auction 2022	Include both small-and-large-scale projects	~160.0	Ground-mounted	Under Development	2023/2024	Build-Transfer
Total		~271.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has a total capacity to 42 MW. These projects are under development.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio with PPAs	Hungary	8.0	Ground- mounted	Under Development	2021/2022	Build-Transfer
Portfolio without PPAs	Hungary	34.0	Ground- mounted	Under Development	2021/2022	Build-Transfer
Total		42.0

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios	France	70.0	Ground mounted	Under Development	2021/2022	Project Development
Project Portfolios	France	30.0	Ground mounted	Under Development	2021/2022	Project Development
Total		100.0

Spain

We have a late-stage pipeline of 180 MW of ground-mounted projects located in various regions across Spain.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia	6.0	Ground-mounted	Under Development	2021	Project Development
Altajero	Murcia	6.0	Ground-mounted	Under Development	2022	Project Development
Abanilla	Alicante	4.0	Ground-mounted	Under Development	2022	Project Development
Pedrera	Alicante	10.0	Ground-mounted	Under Development	2022	Project Development
Serrata	Alicante	10.0	Ground-mounted	Under Development	2022	Project Development
Project Portfolio	Spain	144.0	Ground-mounted	Under Development	2023/2024	Project Development
Total		180.0

Germany

We have secured a late-stage pipeline of 50 MW of ground-mounted projects now under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios -Vodasun	50.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Total	50.0

U.K.

We have a late-stage pipeline of 209 MW of ground-mounted projects under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
UK- Novergy	140.0	Solar only	Under Development	2021/2022	Project Development
UK- Innova	69.0	Solar-plus-storage	Under Development	2021/2022	Project Development
Total	209.0

Operating Assets and Completed Projects for Sale

We currently own 172.4 MW of operating projects, of which we operate 148.3 MW of rooftop projects in China, and 24.1 MW in the U.S. The China rooftop solar projects are concentrated in several attractive eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	148.3
- Zhejiang	35.2
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
United States	24.1
Total	172.4

First Quarter 2021 Financial Details

Revenue

First quarter revenue was $22.8 million, up both sequentially and year-over-year. Revenue from Project Development was largely driven by the sale of solar projects in Hungary and Utah. Energy sales were mostly from the 31.4 million KWh generated by our rooftop DG projects in China and the U.S.

By their nature, project sales are large with unpredictable timing, and quarterly revenue will often fluctuate significantly. The Company measures its success in project sales over longer periods, typically at least a year.

Gross Profit and Gross Margin

Gross profit was $6.8 million in the first quarter of 2021, yielding a gross margin of 29.9%, a significant increase, not affected by material cost increases in the solar supply chain. This result compares to a gross profit of $2.0 million and gross margin of 12.1% in the fourth quarter of 2020, and a gross profit of $1.4 million and gross margin of 6.4% in the first quarter of 2020.

Operating Expense and Operating Income

Operating expenses in the first quarter of 2021 were $2.7 million, up both sequentially and year-over-year. Sales and marketing expenses of $125,000 were down sequentially and up year-over-year. General and administrative expenses of $2.7 million were down sequentially and up year-over-year. Other operating income was $158,000, which was mainly related to loan forgiveness in the U.S.

First quarter 2021 operating income was $4.1 million, compared to operating income of $0.5 million in Q4 2020 and operating loss of $1.1 million in Q1 2020. Non-GAAP operating income in Q1 2021 was $4.6 million, compared to non-GAAP operating income of $0.2 million in Q4 2020 and non-GAAP operating loss of $0.7 million in Q1 2020.

Net Income

In the first quarter of 2021, net income attributed to ReneSola Power was $0.8 million, compared to net loss of $4.4 million in the first quarter of 2020 and net income of $2.0 million in the fourth quarter of 2020. Net income per ADS was $0.01 in the first quarter of 2021, compared to net loss per ADS of $0.09 in the first quarter of 2020 and net income per ADS of $0.04 in the fourth quarter of 2020.

Non-GAAP net income attributed to ReneSola Power in the first quarter of 2021 was $3.0 million, compared to non-GAAP net loss of $0.4 million in the fourth quarter of 2020 and non-GAAP net loss of $2.0 million in the first quarter of 2020. Non-GAAP net income per ADS was $0.05, compared to non-GAAP net loss per ADS of $0.01 in the fourth quarter of 2020 and non-GAAP net loss per ADS of $0.04 in the first quarter of 2020.

Financial Position

Cash and equivalents were $301.0 million as of March 31, 2021, compared to $40.6 million as of December 31, 2020. Total current assets (as disclosed in appendix 2) were $370.2 million as of March 31, 2021, compared to $136.7 million as of December 31, 2020. Long-term borrowings were $69,000 as of March 31, 2021, compared to nil as of December 31, 2020. Our long-term failed sale-lease back and finance lease liabilities associated with the financial leasing payables for rooftop projects in China were $38.7 million as of March 31, 2021, compared to $44.0 million as of December 31, 2020. Short-term borrowings were $800,000 as of March 31, 2021, down significantly from $32.0 million as of December 31, 2020, and debt to asset ratio is only 19%

Cash flow used in operating activities was $10.5 million in Q1 2021. Cash flow provided by investing activities was $26.1 million, mainly driven by the sale of operating assets in Romania. Cash flow generated from financing activities was $244.8 million.

Outlook

For full year 2021, we continue to expect revenue in the range of $90 to $100 million and gross margin of over 25%. We expect a profitable 2021 with significant profit growth compared to 2020. This outlook reflects our strategy to focus on profitability and bottom-line growth.

For the second quarter of 2021, we expect revenue to be in the range of $19 to $22 million and gross margin in the range of 36% to 39%.

Conclusion

The COVID-19 pandemic certainly brought uncertainty, anxiety, and distress to people across the globe, but we are starting to see recovery in a number of key markets around the world. As economies are recovering, we are well positioned to grow our business globally. Our strategic focus on the U.S., Europe and China will enable us to become a global leader in project development and produce positive results. We are operating efficiently and profitably, delivering high returns, and generating strong cash flow. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are in a solid position to deliver profitable growth in the years ahead.

I want to thank the ReneSola Power team for their great effort in addressing all the challenges we face in the COVID-affected environment. I also want to thank our investors and stakeholders for your continued support of ReneSola Power.

First Quarter 2021 Earnings Results Conference Call

We will host a conference call today to discuss our first quarter 2021 business and financial results. The call is scheduled to begin at 4:30 p.m. U.S. Eastern Time on Tuesday, May 25, 2021 (4:30 a.m. China Standard Time on Wednesday, May 26, 2021.)

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8158589

A replay of the conference call may be accessed by phone at the following numbers until June 2, 2021. To access the replay, please reference the conference passcode 8158589.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Power

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Power

Ms. Ella Li

+86 (21) 6280-9881 x8004

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Statements of Income

RENESOLA LTD
Unaudited Consolidated Statements of Operations
(US dollars in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Net revenues	22,775	16,402	21,162
Cost of revenues	(15,975)	(14,416)	(19,801)
Gross profit	6,800	1,986	1,361

Operating (expenses)/income:
Sales and marketing	(125)	(154)	(68)
General and administrative	(2,749)	(8,790)	(2,049)
Impairment of long-lived assets	-	(339)	(80)
Other operating income/(expenses)	158	7,775	(303)
Total operating expenses	(2,716)	(1,508)	(2,500)

Income/(loss) from operations	4,084	478	(1,139)

Non-operating (expenses)/income:
Interest income	520	419	207
Interest expense	(1,501)	(1,424)	(1,606)
Foreign exchange (losses)/gains	(1,878)	1,389	(2,129)
Total non-operating (expenses)/income	(2,859)	384	(3,528)

Income/(loss) before income tax	1,225	862	(4,667)

Income tax (expense)/benefit	(401)	19	(10)
Income/(loss),net of tax	824	881	(4,677)

Less: Net income/(loss) attributed to non-controlling interests	50	(1,094)	(283)
Net income/(loss) attributed to ReneSola Ltd	774	1,975	(4,394)

Income/(loss) attributed to ReneSola Ltd per ADS
Basic	0.01	0.04	(0.09)
Diluted	0.01	0.04	(0.09)

Weighted average number of ADS used in computing income/(loss) per ADS
Basic	66,581,741	53,333,944	48,081,890
Diluted	67,273,809	53,956,012	48,081,890

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Statements of Balance Sheet

RENESOLA LTD
Unaudited Consolidated Balance Sheets
(US dollars in thousands, except ADS and share data)

	Mar 31,	Dec 31,	Mar 31,
	2021	2020	2020
ASSETS
Current assets:
Cash and cash equivalents	300,990	40,593	15,458
Restricted cash	1	83	1,118
Accounts receivable, net of allowances for doubtful accounts	32,241	20,187	15,208
Advances to suppliers, net	1,494	143	190
Value added tax recoverable	3,761	3,652	5,794
Prepaid expenses and other current assets	13,831	44,826	6,397
Project assets current	16,358	24,992	22,027
Assets held for sale	1,506	2,271	17,972
Total current assets	370,182	136,747	84,164

Property, plant and equipment, net	118,686	119,943	139,424
Deferred tax assets, net	753	1,184	901
Project assets non-current	2,571	3,279	6,324
Goodwill	1,023	1,023	-
Operating lease right-of-use assets	22,131	23,246	23,564
Finance lease right-of-use assets	25,375	25,556	24,501
Other non-current assets	26,418	25,962	18,026
Total assets	567,139	336,940	296,904

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	800	31,981	33,548
Bond payable current	10,957	9,035	-
Accounts payable	4,572	6,313	6,949
Advances from customers	466	901	1,234
Amounts due to related parties	6,504	7,657	2,640
Other current liabilities	12,473	19,829	24,493
Income tax payable	920	949	851
Salary payable	286	266	401
Operating lease liabilities current	1,367	1,093	485
Failed sale-lease back and finance lease liabilities current	11,211	8,097	10,331
Liabilities held for sale	1,520	2,189	8,476
Total current liabilities	51,076	88,310	89,408

Long-term borrowings	69	-	8,475
Operating lease liabilities non-current	20,117	21,411	22,648
Failed sale-lease back and finance lease liabilities non-current	38,713	43,963	44,008
Total liabilities	109,975	153,684	164,539

Shareholders' equity
Common shares	848,374	574,500	530,208
Additional paid-in capital	7,981	7,770	9,807
Accumulated deficit	(438,793)	(439,567)	(446,740)
Accumulated other comprehensive loss	(4,240)	(3,570)	(2,933)
Total equity attributed to ReneSola Ltd	413,322	139,133	90,342
Noncontrolling interest	43,842	44,123	42,023
Total shareholders' equity	457,164	183,256	132,365

Total liabilities and shareholders' equity	567,139	336,940	296,904

Appendix 3: Unaudited Consolidated Statements of Cash Flow

RENESOLA LTD
Unaudited Consolidated Statements of Cash Flow
(US dollars in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Net cash used in operating activities	(10,472)	(3,583)	(9,866)

Net cash provided by (used in) investing activities	26,097	(3,712)	1,182

Net cash provided by (used in) financing activities	244,846	32,621	(1,380)

Effect of exchange rate changes	(156)	(1,026)	1,943
Net increase (decrease) in cash and cash equivalents and restricted cash	260,315	24,300	(8,121)
Cash and cash equivalents and restricted cash, beginning of the period	40,676	16,394	24,697
Cash and cash equivalents and restricted cash held for sale	-	(18)	-
Cash and cash equivalents and restricted cash, end of the period	300,991	40,676	16,576

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

RENESOLA LTD
GAAP to Non-GAAP Reconciliation （Part 1)
(US dollars in thousands, except ADS and share data）

	Three months ended
	March 31, 2021	December 31, 2020	March 31, 2020
Reconciliation of Revenue
GAAP Net revenue	$22,775	$16,402	$21,162
Add: Discount of electricity subsidy in China	32	151	128
Non-GAAP Net revenue	$22,807	$16,553	$21,290

GAAP Gross Margin
US. GAAP as reported	$6,800	$1,986	$1,361
Add: Discount of electricity subsidy in China	32	151	128
Non-GAAP Gross Margin	$6,832	$2,137	$1,489

Reconciliation of operating expenses
GAAP operating expenses	$(2,716)	$(1,508)	$(2,500)
Add: Discount of electricity subsidy in China	-	-	-
Add: Share based compensation	211	106	94
Add: Bad debt provision of receivables	-	6,674	(15)
Add: Impairment of long-lived assets	-	339	80
Add: Loss on OCI settlement	-	7,500	-
Add: Loss on disposal of project assets	286	706	-
Add: Loss on disposal of property, plant and equipment	-	314	199
Less: Gains on disposal of property, plant and equipment	-	(16,032)	-
Non-GAAP operating expenses	$(2,219)	$(1,901)	$(2,143)

RENESOLA LTD
GAAP to Non-GAAP Reconciliation （Part 2)
(US dollars in thousands, except ADS and share data）

	Three months ended
	March 31, 2021	December 31, 2020	March 31, 2020
Reconciliation of Operating Income
GAAP Operating Income	$4,084	$478	$(1,139)
Add: Discount of electricity subsidy in China	32	151	128
Add: Share based compensation	211	106	94
Add: Bad debt provision of receivables	-	6,674	(15)
Add: Impairment of long-lived assets	-	339	80
Add: Loss on OCI settlement	-	7,500	-
Add: Loss on disposal of project assets	286	706	-
Add: Loss on disposal of property, plant and equipment	-	314	199
Less: Gains on disposal of property, plant and equipment	-	(16,032)	-
Non-GAAP Operating Income	$4,613	$236	$(654)

Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$774	$1,975	$(4,394)
Add: Discount of electricity subsidy in China	19	90	77
Add: Share based compensation	211	106	94
Add: Bad debt provision of receivables	-	6,548	(15)
Add: Impairment of long-lived assets	-	203	48
Add: Loss on OCI settlement	-	7,500	-
Add: Loss on disposal of project assets	286	706	-
Add: Loss on disposal of property, plant and equipment	-	188	119
Less: Gains on disposal of property, plant and equipment	-	(16,032)	-
Less: Interest income of discounted electricity subsidy in China	(156)	(265)	(106)
Add: Foreign exchange loss/(gain)	1,878	(1,389)	2,129
Non-GAAP Net income attributed to ReneSola Ltd	$3,012	$(370)	$(2,049)

Appendix 5: Adjusted EBITDA

ReneSola Ltd
Adjusted EBITDA
(US dollars in thousands, except ADS and share data)

	Three months ended
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Net Income	824	881	(4,677)
Income tax expenses	401	(19)	10
Interest expenses,net off interest income	981	1,005	1,399
Depreciation & Amortization	1,697	1,875	1,766
EBITDA	3,903	3,742	(1,502)

Discount of electricity subsidy in china	32	151	128
Share based compensation	211	106	94
Bad debt provision of receivables	-	6,674	(15)
Impairment of long-lived assets	-	339	80
Penalty of postponed property, plant and equipment payable	-	-	-
Loss on OCI settlement	-	7,500	-
Penalty and warranty expense of EPC service	-	-	-
Loss on disposal of project assets	286	706	-
Loss on disposal of property, plant and equipment	-	314	199
Gains on disposal of property, plant and equipment	-	(16,032)	-
Interest income of discounted electricity subsidy in china	(260)	(443)	(177)
Foreign exchange loss/(gain)	1,878	(1,389)	2,129
Adjusted EBITDA	6,050	1,668	935